EXHIBIT 3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Russel Metals Inc. (the "Company") on Form 40-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Edward M. Siegel, Jr., as the President and Chief Executive Officer of the Company and Brian R. Hedges, as the Executive Vice President and Chief Financial Officer of the Company, each hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to best of his knowledge:

1.     The Report fully complies with the requirements of Section 13(a) or Section 15(d)
of the Securities Exchange Act of 1934; and

2.     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Edward M. Siegel, Jr.
Dated: May 12, 2003	Edward M. Siegel, Jr.
President and Chief Executive Officer

/s/ Brian R. Hedges
Dated: May 12, 2003	Brian R. Hedges
Executive Vice President
& Chief Financial Officer

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.